Exhibit 99.1
FOR IMMEDIATE RELEASE
May 16, 2011
LJ INTERNATIONAL REPORTS REVENUES UP 62% AND EPS UP 57%
IN FIRST QUARTER 2011
OPERATING PROFITS RISE COMPANYWIDE, DRIVEN BY IMPROVED
WHOLESALE PERFORMANCE AND RETAIL EXPANSION
HONG KONG, May 16, 2011 — LJ International Inc. (“LJI”) (NASDAQ GM: JADE) today announced sharply higher revenues, operating income and net income for the first quarter ended March 31, 2011.
Revenues for the first quarter of 2011 totaled $43.4 million, up 62% from $26.9 million in the first quarter of 2010. Revenues in LJI’s retail (ENZO) division were up 69% year-over-year to $27.8 million. Wholesale revenues rose 49% to $15.6 million.
Companywide gross profit rose 66% in the first quarter 2011, to $18.5 million from $11.1 million a year earlier. ENZO (retail) gross profit increased 75% year-over-year to $15.3 million. Wholesale gross profit rose 36% to $3.2 million. Gross margins for retail operations rose from 55% from 53% . Wholesale gross margins decreased to 20% from 22% a year earlier.
LJI’s operating income in the first quarter 2011 rose 116% to $4.4 million from $2.0 million a year earlier. ENZO’s operating income increased to $3.7 million in the first quarter 2011, up 74% year-over-year. Wholesale operating income rose 263% to $0.9 million. (Operating income for the two divisions was offset by corporate expenses of $0.3 million).
Operating margins improved, or were sustained, across the board in the first quarter 2011. Companywide, operating profits were 10% of revenues in the first quarter of 2011, up from 7% a year earlier. Retail operating margins were steady year over year at 13%, while wholesale operating margins improved to 6% from 2% from a year earlier.
LJI’s net income for the first quarter of 2011 was $3.5 million, or $0.11 per fully diluted share. Net income increased 57% on a per-share basis from $1.9 million, or $0.07 per share, in the first quarter of 2010.

On the balance sheet, cash and cash equivalents stood at $9.5 million on March 31, 2011, down from $13.0 million on December 31, 2010. Working capital (current assets minus current liabilities) rose to $102.9 million on March 31, 2011, up from $100.6 million at year-end 2010.
CEO Cites ENZO Brand Strength and Wholesale Gains
“The most notable aspect of the financial results reported today is the strong performance in both wholesale and retail divisions,” said LJI Chairman and CEO, Yu Chuan Yih. “The ENZO retail division continues to grow rapidly through increased sales and maintaining its high margins. This contributes the lion’s share of Companywide profit. But our wholesale operations also have rebounded strongly from a year ago. This is due in part to the economic recovery in North America, LJI’s primary wholesale market. A strong first quarter reflects not only increased improvement in operational efficiency, but also the growing appeal of jewelry lines sold through LJI’s retail partners. Meanwhile, the revenue and profit growth in our ENZO retail chain testifies to the appeal of our brand to the ever-expanding population of affluent Chinese consumers looking for Western style and luxury jewelry at reasonable prices.”
ENZO Receives Major Capital Infusion to Support Retail Store Growth
Following the end of the first quarter 2011, LJI announced the closing of a private placement, made by a consortium of institutional investors. The $41.38 million raised is intended to finance new store openings, marketing expenses, and general working capital related to the ENZO retail chain. Terms of the transaction are detailed in the Form 6-K filed on April 21, 2011. As of March 31, 2011, ENZO’s total stores in operation had increased to 138 from 133 at the end of 2010. At the time of this news release (May 16, 2011), the ENZO store count stands at 145.
Strong Retail Growth Anticipated in 2011
In guidance for the second quarter ending June 30, 2011, LJI projects revenues of approximately $38 million, up 18% from $33 million a year earlier. Retail revenues are expected to total approximately $24 million, a 44% gain from the second quarter of 2010. Wholesale revenues in the second quarter of 2011 are projected at approximately $14 million, a 14% decrease from 2010. However, the six months’ wholesale revenues are expected to total approximately 29.6 million, a 10 % increase from first half of 2010.
Operating income in the second quarter of 2011 is projected at approximately $3.2 million for retail and $0.7 million for wholesale, a year-over-year gain of 47% and a drop of 36%, respectively.
An appraisal by an independent appraiser of the non-cash impacts from the April 2011 private placement is currently in progress; therefore, LJI is not issuing second quarter 2011 guidance for net income or EPS at this time.

About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. LJI has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. LJI’s product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations
Mr. Ringo Ng	Ms. Jennifer K. Zimmons / Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com	www.cooperglobalcommunications.com

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31,
	2011	2010
	US$	US$
Operating revenue	43,401	26,853
Costs of goods sold	(24,915)	(15,744)

Gross profit	18,486	11,109

Operating expenses
Selling, general and administrative expenses	(13,199)	(8,540)
Net gain on derivatives	53	35
Depreciation	(981)	(594)

Operating income	4,359	2,010

Other revenue and expense
Interest income	196	6
(Loss) Gain on sale of securities	(59)	258
Interest expenses	(326)	(207)

Income before income taxes and noncontrolling interest	4,170	2,067
Income taxes expense	(660)	(206)

Net income	3,510	1,861
Net income attributable to noncontrolling interest	—	(1)

Net income attributable to LJ International Inc. common shareholders	3,510	1,860

Earnings per share:
Basic	0.12	0.08
Diluted	0.11	0.07

Weighted average number of shares used in calculating diluted earnings per share	30,992,529	25,290,523

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	9,471	13,048
Restricted cash	7,455	11,009
Trade receivables, net of allowance for doubtful accounts	25,839	25,889
Available-for-sale securities	1,175	2,344
Inventories	118,592	107,666
Prepayments and other current assets	4,812	3,635

Total current assets	167,344	163,591
Properties held for lease, net	414	419
Property, plant and equipment, net	11,840	10,115
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	181,230	175,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,541	2,879
Notes payable, current potion	11,911	10,720
Capitalized lease obligation, current portion	31	48
Letters of credit, gold loan and others	20,763	21,539
Derivatives	—	571
Trade payables	22,895	19,172
Accrued expenses and other payables	4,743	5,555
Income taxes payable	1,319	2,255
Deferred taxation	268	268

Total current liabilities	64,471	63,007
Notes payable, non-current portion	1,443	1,621
Capitalized lease obligation, non-current portion	22	30

Total liabilities	65,936	64,658

Equity
Common stocks, par value US$0.01 each,
Authorized 100 million shares;
Issued 30,193,672 shares as of March 31, 2011 and 29,153,672 shares as of December 31, 2010	302	292
Additional paid-in capital	70,616	69,941
Accumulated other comprehensive (loss) gain	837	837
Retained earnings	43,361	39,851

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)
	US$	US$
Total LJ International Inc. shareholders’ equity	115,116	110,921
Noncontrolling interest	178	178

Total equity	115,294	111,099

Total liabilities and equity	181,230	175,757